[The Export-Import Bank of Korea Letterhead]

April 7, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea
Amendment No. 2 to
Registration Statement Under Schedule B
U.S. Securities and Exchange Commission File No. 333-172648

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Friday, April 8, 2011, or as soon thereafter as practicable.

Very truly yours,

THE EXPORT-IMPORT BANK OF KOREA

By:	/s/ Hee-sung Yoon

Name:	Hee-sung Yoon
Title:	Director
International Finance Department